EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Nine Months Ended September 30, 2001

(Dollar Amounts in Thousands)

Monongahela Power Company

Earnings:
Net Income	$ 67,458
Fixed charges (see below)	42,068
Income taxes	33,968
Amortization of capitalized interest	18
Income distributions of equity investees	5,835
Less: Capitalized interest	(1,244)
Income from unconsolidated equity
investees	(3,605)

Total earnings	$144,498

Fixed Charges:
Interest on long-term debt	$ 37,503
Other interest	2,213
Estimated interest
component of rentals	2,352

Total fixed charges	$ 42,068

Ratio of Earnings to	3.43
Fixed Charges